November 14, 2011
VIA EDGAR
Mr. Briccio Barrientos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984) Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Barrientos:
     The following are responses to the comments that we received from you by telephone on January 31, 2011 regarding Post-Effective Amendment No. 95 to the Registration Statement on Form N-1A for the American Beacon Small Cap Value II Fund, a new series of the American Beacon Funds (“Registrant” or “Fund”) that was filed with the Securities and Exchange Commission (“SEC”) on December 14, 2010. Your comments and the Registrant’s responses are set forth below.
     The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Prospectus
1.	Under “Principal Risks” of the Fund Summary, please revise the Fund’s Principal Risks to include currency risk, if applicable.

The Registrant has provided the applicable currency risk disclosure under the description of Foreign Exposure Risk.

Securities and Exchange Commission
November 14, 2011

2.	Under “Principal Risks” of the Fund Summary, please delete “Investment Risk” if such risk disclosure is not applicable pursuant to Form N-1A.

The Registrant confirms that the above captioned risk disclosure is required pursuant to Item 4(b)(1)(iii) under Form N-1A, which requires disclosure that an investment in a fund is not insured by the Federal Deposit Insurance Corporation if a fund is “advised by or sold through an insured depository institution.” Title 1000, Section 3 of the Federal Deposit Insurance Act (“Act”) defines “depository institution” as “any bank,” which is defined as any “national bank” or “state bank.” Under the Act, a “state bank” includes “any bank, banking association, trust company, savings bank, [or] industrial bank . . . .” Pursuant to the selling arrangements that are in place for the Fund, the Fund may be sold by various financial intermediaries through the trust department of any bank or through other trust companies. Accordingly, the Registrant has retained “Investment Risk” in the Fund’s prospectus pursuant to Item 4(b)(1)(iii) of Form N-1A.

3.	In the section of the prospectus titled “Additional Information About the Fund,” please identify and distinguish between the principal investment strategies and risks and the non-principal investment strategies and risks that apply to the Fund.

Pursuant to Item 4 of Form N-1A, the Registrant has identified the principal investment strategies and risks of the Fund in the Fund Summary, under the “Principal Investment Strategies” and “Principal Risks” sections. In this regard, the Registrant notes that the first sentence of the section titled “Additional Information About the Fund” states that the section provides a discussion of the Fund’s “principal strategies and risks.”

4.	In the section titled “The Sub-Advisors,” please provide each portfolio manager’s title and position with the Sub-Advisor for the past five years, particularly with respect to: (1) Messrs. Ohlmuller and Milmore of Fox Asset Management LLC; and (2) Messrs. Beaven, Bennett and Cronen of Signa Capital Management LLC.

The Registrant has updated the business experience of each of the portfolio managers noted above.
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Securities and Exchange Commission
November 14, 2011

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.
Sincerely,
/s/ Francine J. Rosenberger
Francine J. Rosenberger

cc:	Rosemary Behan John Okray American Beacon Advisors, Inc.